Exhibit I
CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES LONG TERM FIXED RATE
PERIOD EMPLOYMENT WITH PROFIT SHARE ARRANGEMENTS FOR M/T
‘ACHILLEAS’
ATHENS, Greece, November 21, 2011 — Capital Product Partners L.P. (NASDAQ: CPLP) today announced that it has secured long term fixed rate time charter employment with profit share arrangements for its remaining spot VLCC, the M/T ‘Achilleas.’.
In particular, the M/T ‘Achilleas’ (297,863 dwt, built 2010 Universal Shipbuilding Corp.) has secured employment with the Partnership’s sponsor, Capital Maritime & Trading Corp. (‘CMTC’) for a maximum charter term of up to 3 years.
The M/T ‘Achilleas’ will be earning a gross daily charter rate of $28,000 per day plus 50/50 profit share on actual earnings settled every 6 months for the first 12 months of its time charter to CMTC. CMTC has the option to extend the time charter employment for a second year at $34,000 per day and for a third year at $38,000 per day with the same profit share arrangements. The M/T ‘Achilleas’ is expected to commence its charter to CMTC in January 2012.
The Conflicts Committee of the Partnership has unanimously approved the above mentioned charter.
The Partnership also announced today that it has amended certain terms of its charter for the M/V ‘Cape Agamemnon’ (179,221 dwt, built 2010, Sungdong Shipbuilding & Marine Engineering Co., Ltd., South Korea) to COSCO Bulk. At the request of the charterer, we agreed to a fixed rate of $42,200 ($40,090 net) per day from November 2011 and for the remaining duration of its time charter to COSCO Bulk to June 2020. The Partnership stands to gain an additional $1.8 million in charter revenues over the duration of the charter, when compared to the original agreement of $53,100 per day until July 2015 and $33,100 gross ($31,445 net) per day from July 2015 until the end of the term.
Management Commentary
Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: “We are pleased to announce the long term fixed rate period employment of the M/T ‘Achilleas’. In less than two months from the merger with Crude Carriers Corp. and in line with our business model of providing our unit holders with stable cash flows, we have secured long term employment for all but one of our crude tankers.
“We intend to fix our remaining one crude Suezmax tanker in the coming months as opportunities arise, in order to eliminate the Partnership’s remaining crude spot market exposure.
“The profit share arrangements we have secured for all four crude vessels is an important feature of these charters, as it allows the Partnership to benefit from a recovery in the crude tanker spot market going forward and enhance future distribution growth.

“These highly attractive charter agreements once again display the commitment of our sponsor, Capital Maritime, and the continued confidence in the Partnership’s future prospects.
“Finally, our agreement with COSCO Bulk Carrier optimizes our charter party, further developing our relationship with one of the largest charterers in the world, and at the same time generates higher revenues over the duration of the charter reinforcing the long term sustainability of our distribution capability.
“We take this opportunity to further reiterate our commitment to the $0.93 annual distribution guidance following these charter announcements.”
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
Forward-Looking Statements
The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.	Investor Relations / Media
Ioannis Lazaridis, CEO and CFO	Matthew Abenante
+30 (210) 4584 950	Capital Link, Inc. (New York)
E-mail: i.lazaridis@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com